FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of December 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X       Form 40-F
                               ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                 No  X
                            ---                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


                  CEZ Places Binding Bid for Majority Share in
                 Polish Electricity Companies ELCHO and Skawina

Today, the energy corporation, CEZ, delivered to the U.S. energy corporation, PSEG Global L.L.C., their binding offer for the purchase of majority shares in the Polish power supply companies, Elektrocieplownia Chorzow Elcho Sp. z o.o., and Elektrownia Skawina S.A.

"By submitting this binding offer of ours, we underscore the serious interest of the CEZ group in the Polish energy market which, in light of our vision to become number one on the electricity market in central and southeastern Europe, is the priority market in the CEE region," says Martin Roman, Chairman of the Board and CEO of CEZ.

The power supply companies, Skawina and Elcho, are located in southern Poland and both produce combined heat and power. The shares in these companies sold by PSEG group are 74.82% in Skawina and 88.82% in Elcho.

The installed capacity of the hard coal power plant of Skawina is 590 MWe; it produces roughly 3 TWh electricity each year. As a CHP power plant, the plant supplies the town of Skawina and the western part of Krakow with heat and hot water. The generated electricity is delivered to local distribution companies.

Elcho is 8 km to the northwest of Katowice and produces co-generated heat and power by burning hard coal in two modern blocks with a total installed capacity of 220 MWe. The client for 100% of the electricity produced by this plant is the Polish transmission network operator, PSE; the heat generated by the plant is delivered to Katowice and its surroundings.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            CEZ, a. s.
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                                                            (Registrant)

Date:  December 9, 2005

                                                  By: /s/ Libuse Latalova
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                                                         Libuse Latalova
                                                  Head of Finance Administration